DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-8-03
1-14556

03010584

February 21, 2003

Matthew S. Eisenberg
Cobb & Eisenberg LLC
2600 Post Road
Southport, CT 06890

Re: Poore Brothers, Inc.
Incoming letter dated January 8, 2003

Dear Mr. Eisenberg:

This is in response to your letter dated January 8, 2003 concerning the shareholder proposal submitted to Poore Brothers by Robert D. Morse. We also have received a letter from the proponent dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

COBB & EISENBERG LLC

ATTORNEYS

JEFFREY B. COBB*
jcobb@cobbeisenberg.com

MATTHEW S. EISENBERG*
matthew@cobbeisenberg.com

*ALSO ADMITTED IN NEW YORK

2600 POST ROAD
SOUTHPORT, CONNECTICUT 06890
TELEPHONE (203) 254-0000 FACSIMILE (203) 254-6060

TWO SOUNDVIEW DRIVE, SUITE 100
GREENWICH, CONNECTICUT 06830
TELEPHONE (203) 622-7600

January 8, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Poore Brothers, Inc. -- Shareholder Proposal of Robert D. Morse

Dear Sir or Madam:

Poore Brothers, Inc., a Delaware corporation ("Poore Brothers"), has received a letter from Robert D. Morse containing a proposal for inclusion in Poore Brothers' 2003 Annual Meeting of Shareholders proxy materials (the "2003 Proxy Materials"). A copy of Mr. Morse's letter (including attachments) is enclosed herewith. By copy of this letter, Poore Brothers notifies Mr. Morse of its intention to omit his proposal from the 2003 Proxy Materials pursuant to Securities and Exchange Commission ("Commission") Rule 14a-8(h)(3) ("Rule 14a-8(h)(3)") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because Mr. Morse and his authorized representatives failed to appear and present a previously submitted proposal at Poore Brothers' 2002 Annual Meeting of Shareholders without good cause. This letter constitutes Poore Brothers' statement of the reason for which it deems the omission to be proper.

On behalf of Poore Brothers, and in accordance with Commission Rule 14a-8(j) promulgated under the Exchange Act ("Rule 14a-8(j)"), we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that Mr. Morse's proposal may be omitted pursuant to Rule 14a-8(h)(3) or confirm that it will not recommend any enforcement action to the Commission if Mr. Morse's proposal is omitted. We have been advised by Poore Brothers as to the factual matters set forth herein.

1. The Proposal

Mr. Morse's proposal provides:

> "Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.
>
> Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!"

2. Reason for Omission.

A proponent of a shareholder proposal is required by Commission Rule 14a-8(h)(1) promulgated under the Exchange Act to attend the shareholder meeting to present the proposal, or alternatively to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent (or his or her qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

Mr. Morse previously submitted a proposal to be considered by Poore Brothers' shareholders at Poore Brothers' May 21, 2002 annual meeting of shareholders, and the proposal was included as Proposal 2 in Poore Brothers' definitive proxy materials for the May 21, 2002 meeting (a copy of the pages of the proxy statement containing the proposal is enclosed herewith). Mr. Morse failed to appear at the May 21, 2002 meeting to present Proposal 2, and he did not send a qualified representative to present the proposal on his behalf. Moreover, Mr. Morse has not communicated to Poore Brothers any reason that might constitute good cause for his failure to appear or send a representative. Instead, Mr. Morse made the following statement in his letter:

> "My request has been omitted on some previous offerings due to non-attendance at meetings. However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly."

Poore Brothers does not believe that Mr. Morse has raised any substantive arguments in his letter that show good cause for his failure to appear at Poore Brothers' May 21, 2002 meeting (or to send a qualified representative to appear on his behalf). Please note that Mr. Morse has recently made similar arguments in circumstances where registrants have sought to exclude his proposals on Rule 14a-8(h)(3) grounds. The Staff has consistently rejected Mr. Morse's arguments and allowed exclusion. See, e.g., NCR Corporation (January 2, 2003), Mattel, Inc. (March 22, 2002, March 9, 2001), Wm. Wrigley Jr. Company (November 20, 2002), Eastman Kodak Company (December 20, 2001, February 5, 2001), Crown Cork & Seal Company, Inc. (February 5, 2001).

3. Conclusion.

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if Mr. Morse's proposal is omitted from the 2003 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of Mr. Morse's proposal, or should any additional information be desired in support of Poore Brothers' position, we would appreciate an opportunity to confer with the Staff concerning such matters.

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter (including enclosures) and are sending a copy of this letter (including enclosures) to Mr. Morse. If you have any questions regarding any aspect of this request, please feel free to contact the undersigned at (203) 254-0000, ext. 16.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided. We appreciate your attention to this request.

Very truly yours,

Matthew Eisenberg

Matthew S. Eisenberg

Enclosures: Letter from Robert D. Morse (with attachments)

Excerpt from the Proxy Statement for Poore Brothers' 2002 Annual Meeting of Shareholders

Office of the Secretary
Poore Brothers, Inc.
3500 South La Cometa Drive
Goodyear, AZ 85338

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse
Robert D. Morse

Office of the Secretary
Poore Brothers, Inc.
3500 South La Cometa Drive
Goodyear, AZ 85338

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse
Robert D. Morse

ALERT ! 4:45 AM Correction: Slanted-
[Italicized] should read: [Parenthetical]

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
February 5, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Poore Bros., Inc..Letter from Counsel
Dated January 28, 2002 to SEC & myself
In addition to: January 10, 11, 2001

Ladies and Gentlemen:

As an observation of mine, and [for stress relief purposes only], a short comment, which will likewise be italicized,. Mr. Eisenberg, of Cobb & Eisenberg suggests that the Commission may not have received a copy of the same January 11, 2002 they received.

{"Never let a camel get its nose in the tent flap."]

This is clever, downplaying the U.S. Postal system to engage in further argument which duplicates that already expounded. I know that Delaware and some other States use a system of rules [plurality voting] to deny an American's "Right of Dissent" by eliminating an adverse" Against" voting area and box on the proxy card. That is the crux of my argument, it is a pro-corporate and anti shareowner discriminatory law or rule, and should be ignored as an argument and be eliminated by those states using it.

Again, on the subject of signed, unmarked proxy voting cards; Mr. Eisenberg refuses to understand my claim that the card is still the property of the shareowner, and its contents can not be claimed by corporate executives for their own interpretation and use. Perhaps my example has not reached Mr. Eisenberg's attention: [If I see him standing in front of a display window and then start off without buying, could I warn him: "I see you are not using your money, therefore I will relieve you of it, and use it myself." ? NO WAY !]

My wording also states: ["if applicable"].

Again, an invitation to a phone conference without including the proponent., which the SEC will not do in either case.

Sincerely,

Robert D. Morse

Robert D. Morse

6 copies to SEC
1 " @ to Poore Bros. & Counsel
Rhymes for stress relief.
Not part of presentation.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 1 856 235 1711
January 1*l*, 2002

Re: Jan.10, 2002 letter from Cobb & Eisenberg, Reps.
For Poore Brothers, Inc. File No. 1-14556

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

In response to Cobb & Eisenberg's response for Poore Brothers request to delete my proposal from the 2002 proxy, I repeat my claims to similar requests in the same matter. The wording varies in each response, but facts are the same.

In quoting Corporate Rules, State of Delaware Incorporation Rules, and SEC or other governmental regulations, I again maintain that these regulations deprive an American of the "Right to Dissent". Some were formulated [your word: 'promulgated'] in 1979 by the SEC; and expressly noted that the word "Against" was deleted. It has also been stated that the decision took place under guidance supplied by some legal entities.

The possibility was noted that shareholders would be confused and misled if "Against" was allowed. This is prejudging a person's capability to make decisions on their own interpretation, an insult, so to say. The express result is that Management is put in a win-win position [by nominating directors for office] with no dissent permitted, an illegal maneuver.

The SEC has already ruled my proposal is to be printed by Visteon Corporation and Wm. J. Wrigley Co. Inc. It is properly presented, and not "ambiguous and misleading".

The claim of Poore Brothers, Inc. of only being in business less than the 15 years noted is immaterial, as I was stating a fact covering most all corporations' actions on removal. Pg 5, Par. 6: --"fails to distinguish, etc." The proxy card is where the "Against" box belongs, the proxy material is prepared by Management, as their domain.

Lastly, a quick answer again to the claiming of a shareholder's vote when signed and not marked for a choice. The proxy voting card remains the property of the shareholder and cannot be claimed by Management for their own benefit, regardless if count is denied because of a blank box. The owner may only be expressing a "present' signature, which is their prerogative.

Sincerely Robert D. Morse

6 TO SEC 1 POORE BROS
1 ATTY

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor


GADFLY

This rhyme is for stress relief.
Not a part of presentation

Dedicated To John J. Gilbert, An Early On

GADFLY

The Wall Street J referred to I.
By dubbing me as "A Gadfly".
If you look up the definition,
You may find two, not one description.
Each refers to an insect
That causes irritation in some respect.
It bothers animals of many kind.
Which brings some thought to mind:
Some executives are a grasping group,
Who hog company assets with a coup.
The S.E.C. Rules are bent so these
Can issue options as they please.
They can't stand my raising thunder,
Trying to stop their continual plunder.
So, I've earned a bit of respect.
Knowing a Gadfly is not only an insect.
I send yearly proposals they must print;
"Don't Care" shareowners hardly take a squint.

Robert Dennis Morse
10-21-2000

<DOCUMENT>
<TYPE>DEF 14A
<SEQUENCE>1
<FILENAME>e-8400.txt
<DESCRIPTION>DEFINITIVE N&PS OF POORE BROTHERS, INC.
<TEXT>

SCHEDULE 14A INFORMATION
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[ ] Preliminary Proxy Statement
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

POORE BROTHERS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

---

2) Aggregate number of securities to which transaction applies:

---

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

4) Proposed maximum aggregate value of transaction:

---

5) Total fee paid:

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

1) Amount previously paid:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The land and building (140,000 square feet) occupied by us in Bluffton, Indiana is leased pursuant to a twenty-year lease dated May 1, 1998 with American Pacific Financial Corporation, an affiliate of Capital Foods LLC, a shareholder of ours. See "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." The lease extends through April 2018 and contains two additional five-year lease renewal periods at our option. Lease payments are approximately $20,000 per month, plus CPI adjustments, and we are responsible for all real estate taxes, utilities and insurance.

On December 27, 2001, we completed the sale of 586,855 shares of Common Stock at an offering price of $2.13 per share to BFS US Special Opportunities Trust PLC, a fund managed by Renaissance Capital Group, Inc., in a private placement transaction. Renaissance Capital Group, Inc. also serves as the investment advisor of Renaissance Capital Growth & Income Fund III, Inc. and as investment manager of Renaissance US Growth & Income Trust PLC, each of which is a shareholder of ours. See "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." Robert Pearson, a member of the Board of Directors, is Senior Vice President-Corporate Finance of Renaissance Capital Group, Inc. Pursuant to our Share Purchase Agreement dated December 27, 2001 with the investor, we have agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the newly issued shares of Common Stock. The registration statement is required to be filed no later than 120 days after the closing date and is required to be declared effective within 90 days after the filing date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mark S. Howells, the current Chairman of the Board and a member of the Compensation Committee, was formerly President and Chief Executive Officer of the Company from March 1995 to August 1995 and also served as the Chairman of the Board of PB Southeast, a former subsidiary of the Company, from its inception in May 1993 until it was dissolved in 1999 and served as its President and Chief Executive Officer from May 1993 to August 1994.

* * * * *

PROPOSAL 2 -- SHAREHOLDER PROPOSAL REGARDING THE FORM OF
THE COMPANY'S PROXY CARD
(ITEM 2 ON PROXY CARD)

We expect the following shareholder proposal to be presented at the Annual Meeting. Following SEC rules, we are reprinting the proposal and supporting statement. The Company takes no responsibility for them. The Board of Directors recommends that you vote AGAINST this proposal for the reasons given after the proposal.

This proposal was submitted by Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057-2717 ("the Proponent"), owner of record of at least $2,000 worth of shares of common stock of the Company.

MR. MORSE'S PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of

Management.

REASONS:

Note that this is the only area in which an "AGAINST" choice is omitted. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

<PAGE>

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Robert D. Morse

THE COMPANY'S RESPONSE

The Directors recommend that you vote AGAINST this shareholder proposal.

We do not believe that the Company's form of proxy disadvantages its shareholders as suggested by Mr. Morse. In fact, we believe that Mr. Morse's proposal is unnecessary for several reasons. First, the Company's proxy card clearly permits shareholders to withhold their votes from any or all of the director nominees. By withholding a vote for a nominee, your vote is not counted for that nominee at the Annual Meeting. Second, our shareholders have been using this form of proxy for a number of years and it is consistent with the form of proxy commonly used by publicly traded companies. Finally, the Company's current form of proxy complies with SEC regulations.

In addition, Mr. Morse asks the board to change its form of proxy by deleting the statement that if choices are not indicated on the proxy card, those shares will be voted in accordance with the directors' recommendations. SEC regulations specifically provide that a proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder. In order to do this, the form of proxy must state in boldface type how shares represented by the proxy will be voted. We believe that the Company's form of proxy complies with these regulations. Moreover, allowing shares to be voted in accordance with the Board of Directors' recommendations provides a useful voting mechanism for shareholders who wish to rely upon the judgment of the board.

Accordingly, the board recommends that you vote AGAINST this proposal. Proxies solicited by the Board of Directors will be voted AGAINST this proposal, unless you specify otherwise in your proxy.

* * * * *

INDEPENDENT ACCOUNTANTS

Representatives of Arthur Andersen LLP, the Company's independent auditors ("Arthur Andersen"), are expected to be present at the Annual Meeting and will have the opportunity to make a statement, if they so desire. In addition, such representatives are expected to be available to respond to appropriate questions from those attending the Annual Meeting.

The Board of Directors engaged Arthur Andersen LLP to audit the Company's consolidated financial statements for the year ended December 31, 2001 and to

RECEIVED
2003 JAN 27 AM 10: 04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
January 17, 2003

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: Poore Brothers, Inc.—Attn'ys.
Letter to the SEC dated Jan. 8, 2003
Copy received January 13, 2003.

Ladies and Gentlemen:

There appears to be the same persistent argument that I failed to attend the meeting{s] after entering a Proposal, without "valid reason". The SEC does not state what constitutes a "valid reason". Therefore, the fact that I have entered at least 15 Proposals that would require a jitney to airport, round-trip flight, hotel, and meals away from home, and be entitled to a 3 to 5 minute speech to repeat my Proposal, constitutes a "valid reason" for not attending. Actually, the "Rule" as quoted, is in violation of an American's equal rights to representation, in that Shareowner's equity is being spent by Management and Directors to attend, and the Proponent is stuck to underwrite their own costs. The Rule is therefore "discriminatory" and can and should be ignored and abolished. It is the product of "pressure" being applied by lobbyists on behalf of Corporations in that they are the beneficiary by deterring any unwanted Proposals being presented for a vote.

It is further noted that only a percentage of Shareowner's actually attend, and there is no proof that any increased input would be attained, in that the Proxy Materials expound on sending in a voted Proxy Card prior to the meeting date.

Let's see rules that are fair to all, and not one-sided in favor of the complaintant[s].

Enclosures: Exhibit "Three Minute Gig" rhyme.
6 copies to SEC
1@ for Attny's. and Poore Brothers, Inc.

Sincerely,

Robert D. Morse
Robert D. Morse

EXHIBIT

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the company execs were all smiles.
Then I learned there were some limits,
I could not talk beyond three minutes.
On arrival I had used an hours time,
And was placed in back, which was just fine.
But when I spoke, the stockholders craned their neck,
To see my face, and I asked the chair to show respect.
Next, I drove north about twice as far,
Not expecting to be the star.
I was handed a microphone, right up front,
And soon I realized an affront.
They cut me off without a warning,
And put a stop to my barnstorming.
The shareowners quietly accepted the Rule,
Leaving me feeling I was treated quite cruel.

Robert Dennis Morse

5-20-00

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Poore Brothers, Inc.
Incoming letter dated January 8, 2003

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Poore Brothers may exclude the proposal under rule 14a-8(h)(3). We note your representation that Poore Brothers included the proponent's proposal in its proxy statement for its 2002 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Poore Brothers omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Jonathan Ingram
Special Counsel